Exhibit 99.2

General Motors Company

Q1 2013 Results

May 2, 2013

Forward Looking Statements

In this presentation and in related comments by our management, our use of the words "expect," "anticipate," "possible," "potential," "target," "believe," "commit," "intend," "continue," "may," "would," "could," "should," "project," "projected," "positioned," "outlook" or similar expressions is intended to identify forward looking statements that represent our current judgment about possible future events. We believe these judgments are reasonable, but these statements are not guarantees of any events or financial results, and our actual results may differ materially due to a variety of important factors. Among other items, such factors may include: our ability to realize production efficiencies and to achieve reductions in costs as a result of our restructuring initiatives and labor modifications; our ability to maintain quality control over our vehicles and avoid material vehicle recalls; our ability to maintain adequate financing sources, including as required to fund our planned significant investment in new technology; our ability to successfully integrate Ally Financial's International Operations; the ability of our suppliers to timely deliver parts, components and systems; our ability to realize successful vehicle applications of new technology; overall strength and stability of our markets, particularly Europe; and our ability to continue to attract new customers, particularly for our new products.

GM's most recent annual report on Form 10-K provides information about these and other factors, which we may revise or supplement in future reports to the SEC.

First Quarter 2013 Performance

	Q1 2012	Q1 2013	Favorable / Unfavorable vs. Q1 2012
Global Deliveries	2.3M	2.4M	Favorable
Global Market Share	11.2%	11.4%	Favorable
Net Revenue	$37.8B	$36.9B	Unfavorable
Net Income to Common	$1.0B	$0.9B	Unfavorable
Net Cash from Operating Activities - Automotive	$2.3B	$0.5B	Unfavorable
EBIT- Adjusted	$2.2B	$1.8B	Unfavorable
- GMNA	$1.6B	$1.4B	Unfavorable
- GME	$(0.3)B	$(0.2)B	Favorable
- GMIO	$0.5B	$0.5B	-
- GMSA	$0.2B	$0.0B	Unfavorable
- GM Financial	$0.2B	$0.2B	-
Adjusted Automotive Free Cash Flow ($B)*	$0.3B	$(1.3)B	Unfavorable

** See Adjusted Automotive Free Cash Flow reconciliation on slide 21*

Note: EBIT- Adjusted includes GM Financial on an Earnings Before Tax (EBT) basis

First Quarter 2013 Highlights

- GM Financial - Ally International acquisition in process
- Record sales in China
- Cadillac and Buick resurgence in the U.S.
- Vauxhall growing faster than the market in the U.K.
- Sales rebounding in Brazil
- New vehicle announcements
  - Cadillac CTS
  - Buick LaCrosse and Regal
  - Chevrolet Silverado / GMC Sierra pricing and fuel economy
  - Vehicle connectivity – 4G LTE mobile broadband

Summary of Q1 2013 Results

	Q1 2012	Q1 2013
GAAP		
Net Revenue ($B)	37.8	36.9
Operating Income ($B)	1.0	1.0
Net Income to Common Stockholders ($B)	1.0	0.9
EPS – Diluted ($/Share)	0.60	0.58
Net Cash from Operating Activities – Automotive ($B)	2.3	0.5
Non- GAAP		
EBIT- Adjusted ($B)	2.2	1.8
EBIT- Adjusted % Revenue	*5.8%*	*4.8%*
Adjusted Automotive Free Cash Flow ($B)	0.3	(1.3)

Note: EBIT- Adjusted includes GM Financial on an Earnings Before Tax (EBT) basis

Impact of Special Items

	Q1 2012	Q1 2013
Net Income to Common Stockholders ($B)	**1.0**	**0.9**
EPS – Diluted ($/Share)	**0.60**	**0.58**
Included in Above ($B):		
Goodwill Impairment	(0.6)	-
Venezuela Currency Devaluation	-	(0.2)
Total Impact Net Income to Common Stockholders ($B)	**(0.6)**	**(0.2)**
Total Impact EPS – Diluted ($/Share)	**(0.33)**	**(0.09)**

Consolidated EBIT- Adjusted



($B)
4.0
3.0
2.0
1.0
0.0
2.2
2.1
2.3
1.2
1.8
Q1 2012
Q2 2012
Q3 2012
Q4 2012
Q1 2013

	Q1 2012	Q2 2012	Q3 2012	Q4 2012	Q1 2013
Revenue ($B)	**37.8**	**37.6**	**37.6**	**39.3**	**36.9**
Oper. Inc % Rev	2.6%	4.8%	4.3%	(88.5)%	2.6%
EBIT- Adj. % Rev	5.8%	5.6%	6.1%	3.2%	4.8%
Wholesale (000's)*	**1,594**	**1,610**	**1,569**	**1,673**	**1,554**
Global Share	**11.2%**	**11.6%**	**11.7%**	**11.5%**	**11.4%**

** Excludes China JVs*

Note: EBIT- Adjusted includes GM Financial on an Earnings Before Tax (EBT) basis

Consolidated EBIT- Adj. – Q1 2012 vs. Q1 2013


($B)
Q1 2012
$0.4B Decrease
Q1 2013
2.2
(0.2)
(0.1)
(0.2)
0.3
(0.3)
1.8
EBIT-Adj
Volume
Mix
Price
Cost
Other
EBIT-Adj

Note: EBIT- Adjusted includes GM Financial on an Earnings Before Tax (EBT) basis; Results may not foot due to rounding

Country of Sale Reporting

- Beginning Q1 2013 we will report revenue and profitability in the segment in which we sell vehicles to third party customers
  - Previously, segment results included the impact of inter-segment sales and profit
  - Improves profit and revenue visibility by market
  - Chevrolet Europe financial results continue to be recorded with GMIO
  - Consolidated results remain unchanged
- We will also report our segment volumes on a wholesale instead of production basis
  - Fully aligns volumes with country of sale reporting

2012 CY Segment Reclassification

$(B)	Previously Reported			Country of Sale*		
	Revenue	EBIT- Adj.	EBIT- Adj. % Rev	Revenue	EBIT- Adj.	EBIT- Adj. % Rev
GMNA	94.6	7.0	7.4%	89.9	6.5	7.2%
GME	22.1	(1.8)	(8.1)%	20.7	(1.9)	(9.4)%
GMIO	27.7	2.2	7.9%	23.0	2.5	11.0%
GMSA	17.0	0.3	1.6%	16.7	0.5	2.7%
GM Financial	2.0	0.7	37.9%	2.0	0.7	37.9%
Corp/Elims.	(11.0)	(0.5)		0.0	(0.4)	
Total Company	152.3	7.9	5.2%	152.3	7.9	5.2%

* *Estimated and Unaudited*

Note: EBIT- Adjusted includes GM Financial on an Earnings Before Tax (EBT) basis; Results may not foot due to rounding

Q1 2012 Segment Reclassification

$(B)	Previously Reported			Country of Sale*		
	Revenue	EBIT- Adj.	EBIT- Adj. % Rev	Revenue	EBIT- Adj.	EBIT- Adj. % Rev
GMNA	24.2	1.7	7.0%	23.2	1.6	7.1%
GME	5.5	(0.3)	(4.6)%	5.3	(0.3)	(5.6)%
GMIO	6.1	0.5	8.7%	5.0	0.5	10.4%
GMSA	3.9	0.1	2.1%	3.9	0.2	4.0%
GM Financial	0.4	0.2	42.0%	0.4	0.2	42.0%
Corp/Elims.	(2.4)	0.0		0.0	0.0	
Total Company	37.8	2.2	5.8%	37.8	2.2	5.8%

* *Estimated and Unaudited*

Note: EBIT- Adjusted includes GM Financial on an Earnings Before Tax (EBT) basis; Results may not foot due to rounding

Q1 2013 EBIT- Adjusted

EBIT- Adjusted ($B)


Q1 2012
Q1 2013
1.6
1.4
(0.3)
(0.2)
0.5
0.5
0.2
0.0
0.2
0.2
0.0
(0.1)
2.2
1.8
GMNA
GME
GMIO
GMSA
GM Financial*
Corp. / Elims
Total GM

** GM Financial at an Earnings Before Tax basis (EBT)*

Key GMNA Performance Indicators



U.S. Total Share
U.S. Retail Share
Avg. GM U.S. Retail Incentive
Share
$/Unit
22%
20%
18%
16%
14%
12%
10%
8%
6%
5,500
5,000
4,500
4,000
3,500
3,000
2,500
Q1 2012
Q2 2012
Q3 2012
Q4 2012
Q1 2013
Apr 2013

Avg. U.S. Retail Incentive as % of ATP

GM %	10.0	10.1	11.0	11.0	11.0	10.7	10.9	10.6	9.5	9.7	9.5	11.2	10.9	11.2	12.4	TBD
GM vs. Ind. (GM % / Ind. %)	1.09	1.06	1.13	1.17	1.08	1.05	1.10	1.08	1.04	1.11	0.95	1.10	1.15	1.11	1.22	TBD

Note: Incentive & ATP Information Based on J.D. Power and Associates Power Information Network data

GMNA EBIT- Adjusted



($B)
3.0
2.0
1.0
0.0
-1.0
1.6
1.9
1.7
1.1
1.4
Q1 2012
Q2 2012
Q3 2012
Q4 2012
Q1 2013

Revenue ($B)*	**23.2**	**21.6**	**22.3**	**22.8**	**23.0**
EBIT- Adj. % Rev*	7.1%	8.8%	7.7%	5.0%	6.2%
U.S. Dealer Inv (000's)	**713**	**701**	**689**	**717**	**744**
Wholesale (000's)	**848**	**760**	**773**	**826**	**829**
North America Share	**16.7%**	**17.4%**	**16.9%**	**16.6%**	**17.1%**

** 2012 Q2 - Q4 estimated; all periods unaudited*

GMNA EBIT- Adj. – Q1 2012 vs. Q1 2013


($B)
Q1 2012
$0.2B Decrease
Q1 2013
1.6
(0.2)
0.1
(0.2)
0.0
0.0
1.4
EBIT-Adj
Volume
Mix
Price
Cost
Other
EBIT-Adj

Note: Results may not foot due to rounding

GME EBIT- Adjusted



($B)
3.0
2.0
1.0
0.0
-1.0
(0.3)
(0.4)
(0.5)
(0.8)
(0.2)
Q1 2012
Q2 2012
Q3 2012
Q4 2012
Q1 2013

	Q1 2012	Q2 2012	Q3 2012	Q4 2012	Q1 2013
Revenue ($B)(1)	**5.3**	**5.5**	**4.7**	**5.2**	**4.8**
EBIT- Adj. % Rev(1)	(5.6)%	(7.1)%	(10.4)%	(14.6)%	(3.6)%
Wholesale (000's)	**266**	**289**	**254**	**269**	**249**
Europe Share(2)	**8.2%**	**8.8%**	**8.6%**	**8.3%**	**8.3%**

(1) 2012 Q2 - Q4 estimated; all periods unaudited

(2) Includes Chevrolet Europe

GME EBIT- Adj. – Q1 2012 vs. Q1 2013


($B)
Q1 2012
$0.1B Increase
Q1 2013
(0.3)
0.0
(0.1)
0.0
0.3
(0.1)
(0.2)
EBIT-Adj.
Volume
Mix
Price
Cost
Other
EBIT-Adj.

GMIO EBIT- Adjusted



($B)
3.0
2.0
1.0
0.0
(1.0)
Equity Income
0.5
0.4
0.6
0.3
0.3
0.8
0.4
0.4
0.7
0.4
0.3
0.5
0.6
Q1 2012
Q2 2012
Q3 2012
Q4 2012
Q1 2013

	Q1 2012	Q2 2012	Q3 2012	Q4 2012	Q1 2013
Revenue ($B)[(1)]	**5.0**	**5.9**	**5.7**	**6.3**	**4.8**
EBIT-Adj. margin from consolidated operations[(1)(2)]	2.3%	6.3%	6.4%	3.9%	(1.4)%
Total China JV NI/Rev[(3)]	10.2%	9.3%	9.7%	9.1%	11.7%
Wholesale (000's)[(4)]	**243**	**295**	**275**	**297**	**243**
Note: China JV wholesale	756	696	692	765	841
IO Share[(5)]	**9.4%**	**9.2%**	**9.4%**	**9.8%**	**9.6%**

(1) 2012 Q2 - Q4 estimated; all periods unaudited (2) Excludes equity income and non-controlling interest adjustment
(3) Revenue not consolidated in GM results, pro-rata share of earnings reported as equity income (4) Excludes China JV 's
(5) Excludes Chevrolet Europe and Russia

GMIO EBIT- Adj. – Q1 2012 vs. Q1 2013


($B)
Q1 2012
No Change
Q1 2013
0.5
0.0
(0.1)
0.0
0.0
0.0
0.5
EBIT-Adj
Volume
Mix
Price
Cost
Other
EBIT-Adj

Note: Results may not foot due to rounding

GMSA EBIT- Adjusted



($B)
3.0
2.0
1.0
0.0
0.2
0.0
0.2
0.1
0.0
Q1 2012
Q2 2012
Q3 2012
Q4 2012
Q1 2013

Revenue ($B)*	**3.9**	**4.1**	**4.3**	**4.4**	**3.7**
EBIT- Adj. % Rev*	4.0 %	0.4 %	3.7 %	3.0 %	(1.0)%
Wholesale (000's)	**237**	**265**	**267**	**282**	**233**
South America Share	**18.3%**	**18.1%**	**17.9%**	**17.7%**	**17.2%**

** 2012 Q2 - Q4 estimated; all periods unaudited*

GMSA EBIT- Adj. – Q1 2012 vs. Q1 2013

($B)


Q1 2012
$0.2B Decrease
Q1 2013
0.2
0.0
0.0
0.1
0.0
(0.2)
0.0
EBIT-Adj.
Volume
Mix
Price
Cost
Other
EBIT-Adj.

Note: Results may not foot due to rounding

Adjusted Automotive Free Cash Flow

($B)	Q1 2012	Q1 2013
Net Income to Common Stockholders	**1.0**	**0.9**
Adjusted for Non-Controlling Interests, Preferred Dividends & undistributed earnings allocated to Series B	0.3	0.3
Deduct Non-Auto (GM Financial)	(0.1)	(0.1)
Automotive Income	**1.2**	**1.1**
Non-Cash Special Items	0.6	0.2
Depreciation and Amortization*	1.4	1.4
Working Capital	(0.7)	(1.0)
Pension / OPEB – Cash in Excess of Expense*	(0.2)	(0.3)
Other*	(0.1)	(0.8)
Automotive Net Cash Provided/(Used) Operating Activities	**2.3**	**0.5**
Capital Expenditures	(2.0)	(1.9)
Salaried Pension Settlement Contribution	-	0.1
Adjusted Automotive Free Cash Flow	**0.3**	**(1.3)**

** Excludes impact of non-cash special items*

Note: Results may not foot due to rounding

Key Automotive Balance Sheet Items

($B)	Mar. 31 2012	Dec. 31 2012	Mar. 31 2013
Cash & Current Marketable Securities	31.5	26.1	24.3
Available Credit Facilities[1]	5.3	11.1	11.0
Available Liquidity	**36.8**	**37.2**	**35.3**
Key Obligations:			
Debt	5.4	5.2	5.2
Series A Preferred Stock	5.5	5.5	5.5
U.S. Pension Underfunded Status[2] [3]	12.9	13.1	13.0
Non-U.S. Pension Underfunded Status[3]	11.6	13.8	13.3
Unfunded OPEB[3]	7.3	7.8	7.7

(1) Excludes uncommitted facilities
(2) Excludes U.S. non-qualified plan PBO of ~$0.9 billion
(3) March 31, 2012 and March 31, 2013 balances are rolled forward and do not reflect remeasurement, except for the remeasurement of certain GME pension plans in March, 2012

Note: Results may not foot due to rounding

GM Financial

	Q1 2012	Q1 2013	Industry Avg. (Excl. GM) Q1 2012	Industry Avg. (Excl. GM) Q1 2013
GM Sales Penetrations				
U.S. Subprime APR (<=620)	8.2%	7.7%	6.1%	6.3%
U.S. Lease	12.6%	20.6%	21.7%	24.4%
Canada Lease	8.9%	9.6%	19.0%	21.2%
GM / GM Financial Linkage				
GM as % of GM Financial Loan and Lease Originations (GM New / GMF Loan & Lease)	45%	51%		
GMF as % of GM U.S. Subprime & Lease	24%	26%		
GM Financial Performance				
GM Financial Credit Losses (annualized net credit losses as % avg. consumer finance receivables)	2.5%	2.6%		
EBT ($M)	181	180		

Note: GM Sales Penetrations based on JD Power PIN

2013 CY Considerations

- For the calendar year our company effective tax rate (ETR) for earnings purposes is now estimated to be in the high 30's
  - ETR is calculated on income before taxes and before equity income, excluding the effect of special items

General Motors Company

Select Supplemental Financial Information

Global Deliveries

(000's)	Q1 2012	Q2 2012	Q3 2012	Q4 2012	Q1 2013
North America	704	820	759	735	762
Europe	398	455	382	372	373
Chevrolet in Europe	*122*	*155*	*138*	*135*	*112*
International Operations *	928	862	857	968	992
China	*745*	*672*	*665*	*754*	*816*
South America	248	254	285	265	234
Brazil	*137*	*154*	*183*	*169*	*141*
Global Deliveries	2,278	2,392	2,283	2,339	2,361

Note: GM deliveries include vehicles sold around the world under GM and JV brands, and through GM-branded distribution network.

* *International Operations deliveries excludes Chevrolet Europe and Russia*

Global Market Share

	Q1 2012	Q2 2012	Q3 2012	Q4 2012	Q1 2013
North America	16.7%	17.4%	16.9%	16.6%	17.1%
U.S.	*17.2%*	*18.2%*	*17.6%*	*17.1%*	*17.7%*
Europe [(1)]	8.2%	8.8%	8.6%	8.3%	8.3%
Germany	*7.6%*	*8.1%*	*7.4%*	*6.8%*	*7.3%*
U.K.	*11.0%*	*12.0%*	*11.6%*	*12.3%*	*11.7%*
International Operations [(2)]	9.4%	9.2%	9.4%	9.8%	9.6%
China	*15.2%*	*13.9%*	*14.9%*	*14.5%*	*15.2%*
India	*2.6%*	*2.5%*	*2.7%*	*2.4%*	*2.6%*
South America	18.3%	18.1%	17.9%	17.7%	17.2%
Brazil	*16.7%*	*17.1%*	*17.1%*	*16.7%*	*17.0%*
Global Market Share	11.2%	11.6%	11.7%	11.5%	11.4%

Note: GM market share includes vehicles sold around the world under GM and JV brands, and through GM-branded distribution network. Market share data excludes the markets of Iran, North Korea, Sudan and Syria.

(1) Europe share includes Chevrolet Europe

(2) International Operations share excludes Chevrolet Europe and Russia

Operating Income Walk to EBIT- Adjusted

($B)	Q1 2012	Q1 2013
Operating Income	**1.0**	**1.0**
Equity Income	0.4	0.6
Non-Controlling Interests	0.0	0.0
Non-Operating Income	0.2	0.1
Special Items	0.6	0.2
EBIT- Adjusted	**2.2**	**1.8**

Note: EBIT-Adj. includes GM Financial on an Earnings Before Tax (EBT) basis

Note: Results may not foot due to rounding

Reconciliation of EBIT- Adjusted

($B)	Q1 2012	Q1 2013
Net Income to Common Stockholders	**1.0**	**0.9**
Add Back:		
Undistributed earnings allocated to Series B (Basic)	0.1	0.1
Dividends on Preferred Stock	0.2	0.2
Interest Expense / (Income)	0.0	0.0
Income Tax Expense / (Benefit)	0.2	0.4
Special Items:		
Goodwill Impairment Charges	0.6	-
Venezuela Currency Devaluation	-	0.2
Total Special Items	**0.6**	**0.2**
EBIT- Adjusted	**2.2**	**1.8**

Note: EBIT-Adj. includes GM Financial on an Earnings Before Tax (EBT) basis; Results may not foot due to rounding

Restructuring (not included in special items)

($B)	Q1 2012	Q2 2012	Q3 2012	Q4 2012	Q1 2013
GMNA	(0.1)	0.0	0.1	0.0	0.0
GME	0.0	0.0	0.0	(0.1)	0.0
GMIO	0.0	0.0	0.0	0.0	0.0
GMSA	0.0	(0.1)	0.0	0.0	0.0
Total	(0.1)	(0.1)	0.0	(0.2)	(0.1)

Note: Results may not foot due to rounding

GM Financial – Key Metrics

($M)	Q1 2012	Q1 2013
Earnings Before Tax	181	180
Total Loan and Lease Originations	1,780	1,979
GM as % of GM Financial Loan and Lease Originations	45%	51%
Commercial Finance Receivables[(1)]	-	883
Consumer Finance Receivables	10,001	11,191
Consumer Finance Delinquencies (>30 days)[(2)]	4.4%	5.8%
Annualized Net Credit Losses as % of Avg. Consumer Finance Receivables	2.5%	2.6%

(1) Includes $47M in outstanding loans to dealers that are majority-owned and consolidated by GM, in connection with our commercial lending program

(2) Excludes consumer finance receivables in repossession